SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Report Regarding Investment Decision of Woori Finance Holdings Co., Ltd.

Investment Target	Company Name	Woori Bank	Representative Director	Chong Hwi Lee
	Capital (Won)	3,529,783,000,000	Number of Issued Shares	705,956,580
	Relation to Woori Finance Holdings Co., Ltd. (“WFH”)	Subsidiary	Business Type	Banking and related businesses

Investment Details	Number and Type of Shares to be Acquired	60,000,000 common shares
	Investment Amount (Won)	300,000,000,000
	Shareholders’ Equity of WFH (Won)	12,207,338,296,459
	Investment Amount to Shareholders’ Equity (%)	2.5%
	Large Corporation	Yes

Share Ownership After Acquisition	Number of Shares Owned by WFH	765,956,580
	Percentage of Shares Owned by WFH (%)	100%

Method of Investment	Participate in the capital increase of Woori Bank by subscribing for new shares issued by Woori Bank to its shareholders

Purpose of Investment	To strengthen Woori Bank’s capital adequacy ratio

Scheduled Date of Acquisition	March 31, 2009

Decision Date	March 27, 2009

Other information:

-	Number of issued shares is the sum of the total number of issued common shares (635,956,580) and the total number of issued preferred shares (70,000,000).

-	Timing and specific details of the transaction described above are subject to change.

Summary of Financial Information of Woori Bank (non-consolidated)

(unit: Won in millions)

	Total Assets	Total Liabilities	Shareholders’ Equity	Capital	Revenue	Net Income
FY2008	228,048,189	216,126,911	11,921,278	3,529,783	74,901,318	233,976
FY2007	195,315,035	183,098,683	12,216,352	3,179,783	20,788,603	1,689,448
FY2006	166,405,304	155,108,700	11,296,604	3,179,783	14,876,313	1,642,734

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 27, 2009	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director